

December 14, 2012

<u>Via E-Mail</u>

Harold A. Hurwitz
Chief Financial Officer
Pro-Dex, Inc.
2361 McGaw Avenue
Irvine, California 92614

> **RE: Pro-Dex, Inc.**
> **Preliminary Proxy Statement**
> **Filed on December 7, 2012**
> **Soliciting Materials Filed Pursuant to Rule 14a-12**
> **Filed on December 7, 2012**
> **File No. 000-14942**

Dear Mr. Hurwitz:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

1.   Please revise to clearly mark the proxy statement and proxy card as preliminary. See Exchange Act Rule 14a-6(e)(1).

Solicitation of Proxies, page 1

2.   We note that you may solicit proxies by mail, telephone, and oral communications. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

Proposal No. 1 Election of Directors, page 6

3.   Please tell us, with a view toward revised disclosure, whether there would be any effects (and their amount) from the election of the insurgents' nominees on the company. Address, for example, whether any change of control payments would be due or any company obligations (through debt or otherwise) would become due or accelerated.

4.   Please revise your disclosure to explain why you are nominating five directors at a time when your board consists of four directors. Are you expanding the board? If so, under what authority?

Compensation of Directors, page 21

5.   Please refer to note 2 to the table on page 22. The statements in that note regarding the "dollar amount recognized for financial statement reporting purposes" and "the expense to be recognized" appear to be inconsistent with Regulation S-K Item 402(r)(2)(iv) and the related instructions. Please revise. Please also revise your similar statements in note 2 to the table on page 15. See Regulation S-K Item 402(n)(2)(vi) and the related instructions.

Form of Proxy Card

6.   Your proxy card includes a recommendation from your board as to "proposals 2, 3 and 4," but only two proposals are listed. Please revise or advise.

Soliciting Materials Filed Pursuant to Rule 14a-12

7.   Please revise to include the disclosures required by Exchange Act Rule 14a-12(a)91)(i) and (ii).

8.   Please provide us with the materials referenced in the footnotes, clearly marked to support your statements.

The compensation of management . . .

9.   Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. We note specifically the last clause of the last sentence in this section. Provide us supplementally the factual foundation for such assertions. In this regard, please note that the factual foundation for such assertions must be reasonable. See Exchange Act Rule 14a-9.

The Board has failed to urgently manage . . .

10.   With a view toward revised disclosure, please clarify supplementally the disclosure in the last paragraph (i) what the "strategy initially selected in June 2010" was, (ii) why that strategy was not successful and (iii) until when the Board "allowed management" to develop an alternative strategy.

The Board demonstrated questionable judgment . . .

11.   Please provide us supplemental support for your disclosure that Mr. Berthelot has "over 13 years experience as CEO of an NYSE-listed manufacturing firm…" and that "[d]uring Mr. Berthelot's tenure as CEO of TransTechnology Corporation, shareholders realized a compound total return over 13 years in excess of 11%."

Conclusion

12.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for (i) the final sentence of the second paragraph in this section, (ii) the first sentence of the third paragraph (as it relates to your stated implementation of a program to build value for all shareholders), (iii) the second and fourth sentences in the third paragraph (as they relate to the progress you state you have made in several areas or initiatives), and (iv) the statements in III.a regarding the "transformation" from contract manufacturing to your current strategy. We note that the disclosure in your most recent Form 10-K does not appear to mention "contract manufacturing" as part of your business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Geoff Kruczek at (202) 551-3641 or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions

cc (via E-mail):   Tom Crane—Rutan & Tucker
Garett Sleichter—Rutan & Tucker